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As filed with the Securities and Exchange Commission on September 23, 2011

REGISTRATION NO. 333-171201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

LIBERTY MEDIA CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4841 (Primary Standard Industrial Classification code number)	20-8988475 (I.R.S. Employer Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Charles Y. Tanabe
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Frederick H. McGrath
Renee L. Wilm
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112
(212) 408-2500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after all conditions to the transaction registered hereby have been satisfied or waived, as applicable.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☒

Registration Number: 333-171201

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

 EXPLANATORY NOTE

        This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Liberty Media Corporation (f/k/a Liberty CapStarz, Inc. and prior thereto Liberty Splitco, Inc.) (Registration No. 333-171201), as amended prior to the date hereto (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission (the "Commission") on April 19, 2011 (the "Effective Date").

        At 5:00 p.m. NYT, today, Liberty Interactive Corporation (f/k/a Liberty Media Corporation), the current parent company of the Registrant, will effect a redemption pursuant to which shares of its Liberty Capital tracking stock group and Liberty Starz tracking stock group will be redeemed in exchange for shares of the Registrant's Liberty Capital tracking stock group and Liberty Starz tracking stock group (the "Redemption"). Immediately following the Redemption, the Registrant will be separated from Liberty Interactive Corporation and become a separate publicly traded company.

        This Post-Effective Amendment No. 1 is being filed for the sole purpose of replacing Exhibit 8.1: Form of Opinion of Baker Botts L.L.P. regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit. We are also including for completeness certain other exhibits which have been updated since the Effectiveness Date.

Item 21.    Exhibits And Financial Statement Schedules.

        (a)   Exhibits.    The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit No.	Document
2.1	Reorganization Agreement by and between Liberty Media Corporation and Liberty CapStarz, Inc.
3.1	Restated Certificate of Incorporation of the Registrant (to be in effect contemporaneously with the effective time of the Redemption)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Registrant, dated September 22, 2011
3.3	Bylaws of the Registrant (to be in effect contemporaneously with the effective time of the Redemption)
4.1	Specimen certificate for shares of the Registrant's Series A Capital common stock, par value $.01 per share
4.2	Specimen certificate for shares of the Registrant's Series B Capital common stock, par value $.01 per share
4.3	Specimen certificate for shares of the Registrant's Series A Starz common stock, par value $.01 per share
4.4	Specimen certificate for shares of the Registrant's Series B Starz common stock, par value $.01 per share
5.1	Opinion of Baker Botts L.L.P.*
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters
10.1	Liberty Media Corporation 2011 Incentive Plan
10.2	Liberty Media Corporation 2011 Non-Employee Director Incentive Plan

Exhibit No.	Document
10.3	Liberty Media Corporation Transitional Stock Adjustment Plan
10.4	Tax Sharing Agreement by and between Liberty Interactive Corporation and Liberty Media Corporation
10.5	Services Agreement by and between Liberty Interactive Corporation and Liberty Media Corporation
10.6	Facilities Agreement by and between Liberty Interactive Corporation and Liberty Media Corporation
10.7	Form of Indemnification Agreement by and between Liberty Media Corporation and its executive officers/directors*
10.8	Aircraft Time Sharing Agreements
10.9	Management and Allocation Policies of Liberty Media Corporation*
10.10
Tax Sharing Agreement dated as of March 9, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-33982) as filed on February 25, 2010 (the "Liberty Media 2009 10-K")).
10.11
First Amendment to Tax Sharing Agreement dated as of May 28, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.2 to the Liberty Media 2009 10-K).
10.12
Second Amendment to Tax Sharing Agreement dated as of September 24, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.3 to the Liberty Media 2009 10-K).
10.13
Third Amendment to Tax Sharing Agreement dated as of October 20, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.4 to the Liberty Media 2009 10-K).
10.14
Fourth Amendment to Tax Sharing Agreement dated as of October 28, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.5 to the Liberty Media 2009 10-K).
10.15
Fifth Amendment to Tax Sharing Agreement dated as of December 6, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.6 to the Liberty Media 2009 10-K).

Exhibit No.	Document
10.16	Sixth Amendment to Tax Sharing Agreement dated as of December 10, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.7 to the Liberty Media 2009 10-K).
10.17
Seventh Amendment to Tax Sharing Agreement dated as of December 30, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.8 to the Liberty Media 2009 10-K).
10.18
Eighth Amendment to Tax Sharing Agreement dated as of July 25, 2000, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.9 to the Liberty Media 2009 10-K).
10.19
Instrument dated January 14, 2000, adding The Associated Group, Inc. as a party to the Tax Sharing Agreement dated as of March 9, 1999, as amended, among The Associated Group, Inc., AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.10 to the Liberty Media 2009 10-K).
10.20
Restated and Amended Employment Agreement dated November 1, 1992, between Tele-Communications, Inc. and John C. Malone (assumed by Liberty Media LLC as of March 9, 1999), and the amendment thereto dated June 30, 1999 and effective as of March 9, 1999, between Liberty Media LLC and John C. Malone (collectively, the "Malone Employment Agreement") (incorporated by reference to Exhibit 10.11 to the Liberty Media 2009 10-K).
10.21	Second Amendment to Malone Employment Agreement effective January 1, 2003 (incorporated by reference to Exhibit 10.12 to the Liberty Media 2009 10-K).
10.22
Third Amendment to Malone Employment Agreement effective January 1, 2007 (incorporated by reference to Exhibit 10.13 to Liberty Media Corporation's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-33982) as filed on February 27, 2009) (the "Liberty Media 2008 10-K")).
10.23	Fourth Amendment to Malone Employment Agreement effective January 1, 2009 (incorporated by reference to Exhibit 10.14 to the Liberty Media 2008 10-K).
10.24
Tax Sharing Agreement, dated as of November 19, 2009, by and between Liberty Media Corporation and Liberty Entertainment, Inc. ("LEI") (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the LEI Registration Statement on Form S-4 (File No. 333-158795) as filed on June 8, 2009).
10.25
Executive Employment Agreement, dated December 17, 2009, between Gregory B. Maffei and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (File No. 001-33982) as filed on August 9, 2010).

Exhibit No.	Document
10.26	Letter Agreement regarding personal use of Liberty's aircraft, dated as of February 22, 2008, between Gregory B. Maffei and Liberty Media Corporation (incorporated by reference to Exhibit 10.38 to Liberty Media Corporation's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-51990) as filed on February 29, 2008).
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP (for Liberty Interactive Corporation (f/k/a Liberty Media Corporation))*
23.2	Consent of KPMG LLP (for Liberty Media Corporation (f/k/a Liberty CapStarz, Inc. and Liberty Splitco, Inc.))*
23.3	Consent of Ernst & Young LLP*
23.4	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*
24.1	Power of Attorney*
99.1	Proxy Card for Liberty Capital and Liberty Starz stockholders*
99.2	Letter of Transmittal*

*
Previously filed.

        (b)   Financial Statement Schedules.    Schedules not listed above have been omitted because the information set forth therein is not material, not applicable or is included in the financial statements or notes of the proxy statement/prospectus which forms a part of this registration statement.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, state of Colorado, on September 23, 2011.

LIBERTY MEDIA CORPORATION
By:	/s/ CHARLES Y. TANABE
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Name		Title	Date

* John C. Malone		Chairman of the Board and Director
* Gregory B. Maffei		Chief Executive Officer (Principal Executive Officer), President and Director
* David J.A. Flowers		Senior Vice President and Treasurer (Principal Financial Officer)
* Christopher W. Shean		Senior Vice President and Controller (Principal Accounting Officer)
/s/ CHARLES Y. TANABE Charles Y. Tanabe		Executive Vice President, General Counsel, and Director	September 23, 2011
*By:	/s/ CHARLES Y. TANABE Charles Y. Tanabe Attorney-in-Fact		September 23, 2011

 EXHIBIT INDEX

Exhibit No.	Document
2.1	Reorganization Agreement by and between Liberty Media Corporation and Liberty CapStarz, Inc.
3.1	Restated Certificate of Incorporation of the Registrant (to be in effect contemporaneously with the effective time of the Redemption)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Registrant, dated September 22, 2011
3.3	Bylaws of the Registrant (to be in effect contemporaneously with the effective time of the Redemption)
4.1	Specimen certificate for shares of the Registrant's Series A Capital common stock, par value $.01 per share
4.2	Specimen certificate for shares of the Registrant's Series B Capital common stock, par value $.01 per share
4.3	Specimen certificate for shares of the Registrant's Series A Starz common stock, par value $.01 per share
4.4	Specimen certificate for shares of the Registrant's Series B Starz common stock, par value $.01 per share
5.1	Opinion of Baker Botts L.L.P.*
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters
10.1	Liberty Media Corporation 2011 Incentive Plan
10.2	Liberty Media Corporation 2011 Non-Employee Director Incentive Plan
10.3	Liberty Media Corporation Transitional Stock Adjustment Plan
10.4	Tax Sharing Agreement by and between Liberty Interactive Corporation and Liberty Media Corporation
10.5	Services Agreement by and between Liberty Interactive Corporation and Liberty Media Corporation
10.6	Facilities Agreement by and between Liberty Interactive Corporation and Liberty Media Corporation
10.7	Form of Indemnification Agreement by and between Liberty Media Corporation and its executive officers/directors*
10.8	Aircraft Time Sharing Agreements
10.9	Management and Allocation Policies of Liberty Media Corporation*
10.10
Tax Sharing Agreement dated as of March 9, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-33982) as filed on February 25, 2010 (the "Liberty Media 2009 10-K")).

Exhibit No.	Document
10.11	First Amendment to Tax Sharing Agreement dated as of May 28, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.2 to the Liberty Media 2009 10-K).
10.12
Second Amendment to Tax Sharing Agreement dated as of September 24, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.3 to the Liberty Media 2009 10-K).
10.13
Third Amendment to Tax Sharing Agreement dated as of October 20, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.4 to the Liberty Media 2009 10-K).
10.14
Fourth Amendment to Tax Sharing Agreement dated as of October 28, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.5 to the Liberty Media 2009 10-K).
10.15
Fifth Amendment to Tax Sharing Agreement dated as of December 6, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.6 to the Liberty Media 2009 10-K).
10.16
Sixth Amendment to Tax Sharing Agreement dated as of December 10, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.7 to the Liberty Media 2009 10-K).
10.17
Seventh Amendment to Tax Sharing Agreement dated as of December 30, 1999, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.8 to the Liberty Media 2009 10-K).
10.18
Eighth Amendment to Tax Sharing Agreement dated as of July 25, 2000, by and among AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.9 to the Liberty Media 2009 10-K).
10.19
Instrument dated January 14, 2000, adding The Associated Group, Inc. as a party to the Tax Sharing Agreement dated as of March 9, 1999, as amended, among The Associated Group, Inc., AT&T Corp., Liberty Media LLC, Tele-Communications, Inc., Liberty Ventures Group LLC, Liberty Media Group LLC, TCI Starz, Inc., TCI CT Holdings, Inc. and each Covered Entity listed on the signature pages thereof (incorporated by reference to Exhibit 10.10 to the Liberty Media 2009 10-K).

Exhibit No.	Document
10.20	Restated and Amended Employment Agreement dated November 1, 1992, between Tele-Communications, Inc. and John C. Malone (assumed by Liberty Media LLC as of March 9, 1999), and the amendment thereto dated June 30, 1999 and effective as of March 9, 1999, between Liberty Media LLC and John C. Malone (collectively, the "Malone Employment Agreement") (incorporated by reference to Exhibit 10.11 to the Liberty Media 2009 10-K).
10.21	Second Amendment to Malone Employment Agreement effective January 1, 2003 (incorporated by reference to Exhibit 10.12 to the Liberty Media 2009 10-K).
10.22
Third Amendment to Malone Employment Agreement effective January 1, 2007 (incorporated by reference to Exhibit 10.13 to Liberty Media Corporation's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-33982) as filed on February 27, 2009) (the "Liberty Media 2008 10-K")).
10.23	Fourth Amendment to Malone Employment Agreement effective January 1, 2009 (incorporated by reference to Exhibit 10.14 to the Liberty Media 2008 10-K).
10.24
Tax Sharing Agreement, dated as of November 19, 2009, by and between Liberty Media Corporation and Liberty Entertainment, Inc. ("LEI") (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the LEI Registration Statement on Form S-4 (File No. 333-158795) as filed on June 8, 2009).
10.25
Executive Employment Agreement, dated December 17, 2009, between Gregory B. Maffei and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (File No. 001-33982) as filed on August 9, 2010).
10.26
Letter Agreement regarding personal use of Liberty's aircraft, dated as of February 22, 2008, between Gregory B. Maffei and Liberty Media Corporation (incorporated by reference to Exhibit 10.38 to Liberty Media Corporation's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-51990) as filed on February 29, 2008).
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP (for Liberty Interactive Corporation (f/k/a Liberty Media Corporation))*
23.2	Consent of KPMG LLP (for Liberty Media Corporation (f/k/a Liberty CapStarz, Inc. and Liberty Splitco, Inc.))*
23.3	Consent of Ernst & Young LLP*
23.4	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*
24.1	Power of Attorney*
99.1	Proxy Card for Liberty Capital and Liberty Starz stockholders*
99.2	Letter of Transmittal*

*
Previously filed.

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EXPLANATORY NOTE
  Item 21. Exhibits And Financial Statement Schedules.
SIGNATURES
EXHIBIT INDEX